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NEWS RELEASE
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      STOLT-NIELSEN S.A. OFFERS TO EXCHANGE
        COMMON SHARES FOR CLASS B SHARES

London, England - January 14, 2000 - Stolt-Nielsen S.A. (Nasdaq: STLTF, STLBY; Oslo Stock Exchange: SNIB) announced today that it intends to commence next week an exchange offer pursuant to which all holders of its outstanding Common Shares (Nasdaq: STLTF) will be offered the opportunity to exchange these shares for an equal number of its Class B Shares (Nasdaq:
STLBY; Oslo Stock Exchange: SNIB). Holders of the Company's stock options will also be offered the opportunity to exchange their options to purchase Common Shares for options to purchase Class B Shares. The Company expects to commence the offer on January 21, 2000 and will be distributing an offering circular describing the exchange offer at that time. The exchange offer will be open for at least 20 business days.

At the close of trading on Nasdaq on Thursday, January 13, 2000, the Common Share price was $16.50 and the Class B Share price was $18.25, a price differential of $1.75 (or 11%). The price differential of the Common and Class B Shares traded on Nasdaq recently has been as much as $3.69 (or 25%). The Class B Shares are listed on both Nasdaq and the Oslo Stock Exchange, while the Common Shares are listed on Nasdaq only. The Class B Shares are structured to be economically equivalent to the Common Shares but do not have the right to vote on most matters that require shareholder approval whereas each Common Share is entitled to one vote on all matters submitted to the shareholders for approval.

The Common Shares currently have a public "float" of 8.3 million shares, versus approximately 13.6 million publicly traded Class B Shares. Upon the completion of the exchange offer, assuming all publicly-held Common Shares were to be exchanged, there would be approximately 21.9 million shares of Class B Shares publicly traded between both Nasdaq and the Oslo Stock Exchange. The Company believes that a single class of publicly-held shares could result in a lower cost of equity for the Company and it is appropriate that the Class B Shares, because of their greater liquidity compared to the Common
Shares, continue to be publicly traded.   In order to focus
investor attention on a single publicly traded share, Stolt-Nielsen S.A. will seek to de-list the Common Shares (STLTF) if a sufficient number of Common Shares are exchanged.


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Commenting on the proposed exchange offer, Jacob
Stolt-Nielsen, Chairman and Chief Executive Officer of Stolt-Nielsen S.A. said today, "We are pleased to offer our shareholders the opportunity to exchange their Common Shares for the more liquid Class B Shares. As we indicated upon its creation in November 1995, we intend the Class B Shares to be the Company's principal equity instrument. The aim of this transaction will be to streamline our capital structure, providing our shareholders with a single, more liquid class of stock."

All shareholders will be sent a formal notice that the Company will hold an Extraordinary General Meeting of shareholders on Wednesday, February 16, 2000 at 2:00 p.m. at the offices of Services Generaux de Gestion S.A., 23, avenue Monteray, L-2086 Luxembourg, for the purpose of amending the Articles of Incorporation of the Company to authorize the conversion of Common Shares into Class B Shares. All Common shareholders of record as of Friday, January 21, 2000 will be entitled to vote at the meeting.

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail, and barge services, provides integrated transportation for its customers. The Company also owns 40 percent of Stolt Comex Seaway S.A. (Nasdaq: SCSWF, SCSAY; Oslo Stock Exchange: SCS, SCSA), which is among the largest subsea services contractors in the world. SCS specializes in providing engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar.

This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors.
 Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1998. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.



Contact:   William W. Galvin
    USA (203) 618-9800


    Samira Ashraf
    UK (171) 611-8963








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